Exhibit 99.1

CHECK-CAP ANNOUNCES EXERCISE OF WARRANTS FOR $9.6 MILLION GROSS PROCEEDS

ISFIYA, Israel, July 23, 2020, Check-Cap Ltd. (the "Company" or "Check-Cap") (NASDAQ: CHEK) (NASDAQ: CHEKZ), a clinical stage medical diagnostics company advancing the development  of the C-Scan®, the first and only patient-friendly preparation-free screening test to detect polyps before they may transform into cancer, today announced that it has entered into a definitive agreement with several existing institutional investors for the exercise of certain outstanding warrants to purchase up to an aggregate of 16,054,223 of its ordinary shares at a reduced exercise price of $0.60 per share. The warrants being exercised were issued by Check-Cap on several dates from November 2017 through May 2020 and have exercise prices ranging from $15.00 to $0.80 per share.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the offering.

The ordinary shares issuable upon exercise of the warrants are registered, as applicable (1) for resale pursuant to an effective registration statement on Form F-1 (File No. 333-238532), which became effective by the Securities and Exchange Commission (SEC) on June 5, 2020, (2) pursuant to a prospectus supplement dated as of February 4, 2019 forming a part of an effective registration statement on Form F-3 (File No. 333-225789), which became effective by the SEC on July 16, 2018, and (3) for resale pursuant to an effective registration statement on Form F-3 (File No. 333-225789), which became effective by the SEC on July 16, 2018.

In consideration for the immediate exercise of the warrants for cash, the exercising holders will receive new unregistered warrants to purchase ordinary shares in a private placement pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “1933 Act”).  The new warrants will be exercisable into an aggregate of up to 19,265,068 ordinary shares, at an exercise price of $0.80 per share and have a term of five and one-half years from the date of issuance.

The gross proceeds to Check-Cap, before deducting placement agent fees and other offering expenses, are expected to be approximately $9.6 million. The closing of the offering is expected to occur on or about July 27, 2020, subject to the satisfaction of customary closing conditions.

The Company intends to use the net proceeds from this offering to advance the ongoing clinical development of C-Scan®, including preparations for the Company's U.S. pivotal study, and for general corporate purposes.

The new warrants described above are being offered in a private placement pursuant to an applicable exemption from the registration requirements of the 1933 Act and, along with the ordinary shares issuable thereunder, have not been registered under the 1933 Act, and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from such registration requirements. The securities are only being offered to accredited investors. The Company has agreed to file a registration statement with the SEC covering the resale of the ordinary shares issuable upon exercise of the new warrants.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About Check-Cap

Check-Cap is a clinical stage medical diagnostics company aiming to redefine colorectal cancer (CRC) prevention through the introduction of C-Scan®, the first and only patient-friendly preparation-free screening test to detect polyps before they may transform into cancer. The Company’s disruptive capsule-based screening technology aims to significantly increase screening adherence worldwide and help millions of people to stay healthy through preventive CRC screening. C-Scan uses an ultra-low dose X-ray capsule, an integrated positioning, control and recording system, as well as proprietary software to generate a 3D map of the inner lining of the colon. C-Scan is non-invasive and requires no preparation or sedation, allowing the patients to continue their daily routine with no interruption as the capsule is propelled through the gastrointestinal tract by natural motility.

Legal Notice Regarding Forward-Looking Statements

This press release contains "forward-looking statements." Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements in this press release include, but are not limited to, statements regarding the completion of the warrant exercise, satisfaction of closing conditions and the intended use of proceeds from the warrant exercise. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the "Forward-looking Statements" and "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2019 and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC's web site at http://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Investor Contacts

Irina Koffler
LifeSci Advisors, LLC
+1-646-970-4681
ikoffler@lifesciadvisors.com

Meirav Gomeh-Bauer
LifeSci Advisors, LLC
+972(0)-54-476-4979
Meirav@lifesciadvisors.com